MNP LLP

November 8, 2011

Alberta Securities Commission
British Columbia Securities Commission
Portal Resources Ltd.

Dear Sirs:

Re: Portal Resources Ltd. ("the Company") - Notice of Change of Auditor

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administration ("NI-102") in connection with the change of auditor form DeVisser Gray LLP, Chartered Accountants ("DeVisser Gray") to MNP LLP effective upon the close of the Company's 2011 annual and special meeting.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditor dated November 8, 2011 (the "Notice") prepared by the Company. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statement contained in the Notice that relate to DeVisser Gray LLP, Chartered Accountants.

Yours very truly,

MNP LLP

MNP LLP

cc: TSX Venture Exchange

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